Exhibit 99.6

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY SUBMITS 2011 BENGARA-II BUDGET PROPOSAL

JAKARTA – November 16, 2010 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million.

The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million.

The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues.

The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses. The budget is subject to the revision of and the approval of Indonesian oil and gas regulator BPMIGAS.

Kunlun Energy Company Ltd. (HKSE Symbol: 135.hk and formerly known as CNPC (Hong Kong) Ltd.) is the majority shareholder of CGB2. Kunlun controls and manages all of CGB2's operational activities.

Updates, details, and further discussion on the Company's 2011 Bengara-II Block plans are posted from time to time on the Company's public relations site at http://agoracom.com/ir/continentalenergy.

On behalf of the Company,
Richard L. McAdoo, CEO

Source: Continental Energy Corporation
Media Contact: 813-387-3309 R.V. Rudman, CFO - or - AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.